

May 23, 2014

Via E-mail
Mr. John Brawley
Chief Financial Officer
Miller Energy Resources, Inc.
9721 Cogdill Road, Suite 302
Knoxville, TN 37932

>   **Re: Miller Energy Resources, Inc.**
>   **Form 10-K for Fiscal Year Ended April 30, 2013**
>   **Filed July 15, 2013**
>   **Supplemental response dated May 19, 2014**
>   **File No. 001-34732**

Dear Mr. Brawley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 30, 2013

Business and Properties, page 1

Production, Pricing, and Lease Operating Cost Data, page 8

1.   Your response to comment 2 in our letter dated May 5, 2014 proposed the prospective disclosure of historical production for two of your fields in units of barrels of oil equivalent or "boe." Please affirm that you will disclose these fields' historical production in units of barrels of oil and MCF of gas.

Exhibit 99.1

2.   Your responses to comments 6 and 7 in our letter dated May 5, 2014 indicate that you have allocated no fixed facility costs to proved undeveloped reserves ("PUD") locations at West McArthur River or Redoubt Shoal. You state that you applied these fixed facility costs to proved developed producing ("PDP") wells instead. This appears to cause an overstatement of the future net income and the PV-10 attributable to PUD locations as well as distorting the economic production limits for the PDP and PUD wells/locations. Please tell us whether the economic producibility for reserves is determined at the well/location level, and, if so, please explain the reasons that your PUD locations' cash flow projections do not appear to include all routinely incurred production costs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Ronald M. Winfrey, Petroleum Engineer at 202-551-3704 if you have questions regarding engineering comments or me at 202-551-3311 if you have any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief